Mail Stop 3628

January 17, 2006

VIA FACSIMILE:  (313) 225-7080

David B. Braun, Esq.
Butzel Long, P.C.
150 West Jefferson
Suite 100
Detroit, Michigan 48226
(313) 225-7000

Re:	Sports Resorts International Inc.
	Schedule 13E-3 - File No. 005-40279, filed January 4, 2005 Schedule TO-T - File No. 005-40279, filed January 4, 2005

Dear Mr. Braun:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Schedule 13E-3
General

2. You should make clear and unequivocal statements that all of the filing persons, including the Williamsons, considered the fairness of the Rule 13e-3 transaction to unaffiliated security holders and that they believe that the transaction is fair to unaffiliated security holders. Each filing person must provide their own analysis or, if none was performed by such filing person, expressly adopt the analysis of the board of directors as its own. Please see Item
1014 of Regulation M-A and its Instructions for additional guidance.

3. It appears that Mr. Williamson, and possibly the remaining Williamsons, who form the "Continuing Shareholders", as defined in your disclosure may be a bidder or bidders in this tender offer and should be added to an amended Schedule TO-I promptly. We note that Mr. Williamson, a control person, is acting together with the company and played a significant role in initiating, structuring, and negotiating the tender offer with the company. We refer you to the background of the offer disclosure. It appears that Mr. Williamson is acting together with the company and in such role, controlling the terms of the offer. We further note that through his controlling positions, both in title and equity holdings,
Mr. Williamson may be viewed as the person on whose behalf the tender offer is made.  For example, it is the Williamson family, the "Continuing Shareholders," as that phrase is defined in your disclosure, that will benefit from the offer and going private transaction. Please provide a detailed analysis explaining why
Mr. Williamson has not been identified as a bidder or has not separately filed Schedules TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division ofCorporation Finance`s Current Issues Outline, dated
November 14, 2000, available on our website at www.sec.gov.   In
this regard, please also note that the definition of bidder in
Rule 14d-1(g)(2) includes any person "on whose behalf a tender offer is made. .. ."  In your analysis, please identify the
Williamson "children," how each person holds the securities of the company and a break down of the number and percentage of securities held by each person. Further, identify any positions of employment or on the board at the company, and any role in the tender offer, relying on the Current Issues Outline referenced above.

4. Please provide us with your analysis as to why the Williamson "children" who currently own shares of the company are not engaged in this going private transaction. In the alternative, add those persons as filers on the Schedule 13E-3 and consider whether they are also bidders in the tender offer. For guidance, see "Schedule 13E-3 Filing Obligations of Issuers or Affiliates Engaged in a Going-Private Transaction" in Section II.D.3 of the Division of Corporation
Finance`s "Current Issues and Rulemaking Projects" Outline
(November 2000), available on our web site at www.sec.gov. In your analysis please address all of the factors identified in this Current Issues guidance, including, but not limited to, future employment and equity participation in the surviving company of each Williamson "child."

5. Please see our comment regarding the Williamsons as bidders in the tender offer. We note that you will follow this tender offer by a "squeeze out" merger of remaining unaffiliated shareholders. Given the existing affiliation between the bidders and the company before the Offer, you may not rely on the Rule 13e-3(g)(1) exception for the second-step transaction. Discuss in your response letter how you will comply with the timing, dissemination and disclosure requirements of Rule 13e-3 and Schedule 13E-3 as to the second-step merger transaction. Alternatively, revise the offer to purchase to address both the fairness of the offer and the subsequent second-step merger transaction. For example, the "Fairness of the Transaction" section addresses only the fairness of the offer. Please be sure to address both substantive and procedural fairness as required by Item 1014 of Regulation M-A.

6. Amend the Schedule TO to check the box that the schedule constitutes an amendment to Schedule 13D under Rule 13d-2.
Alternatively, please file an amended Schedule 13D for the Continuing Shareholders.

7. It appears that Mr. Donald J. Williamson and Ms. Patsy
Williamson, constituting part of the Continuing Shareholders, last filed an amendment to the Schedule 13D on January 16, 1996 with respect to the common stock. Please tell us why these holders, holding 98% of the securities of the company, did not file an amendment to the
Schedule 13D when the Schedule TO-I to acquire the remaining shares was filed on September 16, 2005. We may have additional comments.

8. We note that your disclosure indicates that the Williamson
"children" are Continuing Shareholders and security holders.
Please tell us at what date the Williamson children became beneficial holders and how each person fulfilled his or her beneficial ownership reporting obligation, if any, under Rule 13d-1.

Financial Statements

9. We note that the financial statements contained in the company`s annual report on Form 10-K for the year ended December 31, 2004 is incorporated herein by reference. Further, the company`s unaudited consolidated financial statements for the nine month periods ended September 30, 2005 and September 30, 2004, are included in the company`s quarterly report on Form 10-Q for the period ended
September 30, 2005 and are also incorporated herein by reference.
Please amend the financial statement section to clearly identify the matter incorporated by page, paragraph, caption or otherwise.
See Instruction 3 to Item 13 of Schedule 13E-3.

10. Although you may incorporate by reference to disclosure contained in other filings with the SEC, you must provide the summary financial information required by Item 1010(c) of Regulation M-A in the disclosure document disseminated to shareholders in connection with this going private transaction. Please see Instruction 1 to Item 13 of Schedule 13E-3, Instruction 6 to Item 10 of Schedule TO and Q&A
7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please amend your summary information to include all the information required, including, but not limited to the income per common share, the net income per common share and the ratio of earnings to fixed charges. See Item 1010(c)(2), (3), and (4), respectively.

Offer to Purchase - General

11. Where a transaction will impact different subsets of shareholders differently, the fairness determination required by
Item 1014(a) must be made as to each group separately. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981). Revise the disclosure throughout this information statement to separately address fairness to those shareholders being cashed out and fairness to those who will remain as shareholders in a private company. We note that pursuant to the anticipated second-step merger transaction, remaining shareholders, other than the Continuing Shareholders, will be cashed out.

Summary Term Sheet, page 1

12. Please add a "question and answer" addressing the fact that shareholders who exercise dissenters` rights under Michigan law will receive a judicially determined fair value for their shares, which value could be more or less than the price per share to be paid in the merger and refer to the more detailed section on dissenters rights. Please add the same disclosure where you address "the only difference" between tendering shares now and waiting for the transaction, if it should happen, as receiving the compensation now or later under the Introduction on page 4.

Introduction, page 4

13. Please amend your disclosure on your intent to delist the shares from the trading on the Nasdaq small cap market to disclose the receipt of the Nasdaq delisting notice as described in your Form 8-K of January 10, 1006.

14. Disclose why the completion of the second-step transaction in the form of a short-form merger is dependent upon the percentage of shares owned by the continuing shareholders following the merger.
It appears that since the continuing shareholders own 90% or more of the shares that remain outstanding now a short-form merger may be effected, without a vote of the company`s security holders.
Please reconcile this disclosure with that found on page 7. Describe the requirements to effect a short-form merger under Michigan law and state that the Continuing Shareholders currently meet them, if true, or how they plan to meet them. Further, confirm that there are no more current plans of the continuing shareholders in this respect, i.e., if true, state that the Continuing Shareholders now know that they will effect a short-form merger. Disclose what factors would affect the decision of the Continuing Shareholders to effect the second-step transaction and specifically, a short-form merger.

15. We note your statement on page 4 that in the event of a second-step transaction "all of the Shares not purchased in the Offer would be exchanged for the same amount of cash per share that would have been received had such Shares been tendered in the Offer." Please reconcile this with your statement on page 7 that "[i]t is likely that the consideration payable to the public shareholders in the second-step transaction would be cash in an amount equal to the purchase price in the offer.

Special Factors, page 6

16. Expand your disclosure to include the date of the meeting at which "Mr. Williamson approached the other members of the Board of Directors regarding a proposal to acquire all of the company`s outstanding common stock from public shareholders." Describe exactly what offer was presented to the board by Mr. Williamson. For example, state whether or not Mr. Williamson provide the board with a range of offers or offers with various conditions, or alternative structures, etc. Further, identify the entirety of the factors discussed by the "other members of the Board of Directors and Mr.
Williamson" regarding the "pricing of such a transaction."

17. Identify all of the factors considered by the board members in making the determination that "the purchase price was fair to unaffiliated shareholders based on historical financial results and current financial condition of the company." We note your reference to book value and revenues.

18. Please discuss the board`s consideration of the historical market prices. For example, state whether the board considered the fact that the company shares had fiscal year 2005 highs of up to $3.98. We note the statement that the board considered that the company`s stock "had settled into a trading range below $1.00." Is there something specific that happened to the company between the 2005 first quarter highs and now that made the board believe that the stock price would not rebound?

19. We note your discussion of the factors regarding procedural fairness. Please state that the offer is not contingent on the approval of at least a majority of the nonaffiliated shareholders. See Item 1014(b) of Regulation M-A. You currently state that the offer is not contingent on the approval of the nonaffiliated shareholders. Please make corresponding changes throughout your disclosure.

20. Please state whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company. See Item 1014(e) of Regulation M-A. Please make corresponding changes throughout your disclosure in response to the comments of this Special Factors section at the Position of the Board of Directors; Fairness of the Offer section starting at page 8.

Purposes, Alternatives, Reasons and Effects, Item 7 of Schedule
13E-3, page 7

21. Please amend your Schedule 13E-3 and corresponding disclosure document to include disclosure responsive to Item 7 of Schedule 13E-3. Please be as detailed as possible in stating the alternatives The subject company or affiliates considered to accomplish the stated purposes, briefly describing the alternatives and state the reasons for their rejection. Please note that conclusory statements are not considered sufficient disclosure in response to this section. See Instruction 1 to Item 1013 of Regulation M-A.

22. Please state the reason for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A. For example, we note that the company has had the costs of public company reporting status for some time now.

23. Please include a description of the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders, including the federal tax consequences. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders. See Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable. You should include disclosure on the negative consequences to the unaffiliated security holders. State whether or not the company currently has net operating losses and the amount. At minimum, it would seem that the loss of participation in any future NOLs, would be a detriment of the transaction to such unaffiliated security holders. Such detriment should be quantified.

24. Because this statement is filed by an affiliate of the subject company, the "effects" description required by paragraph (d) of
Item 1013 of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate`s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Provide the required information for each affiliate filing person individually.

Rights of Shareholder in the Event of the Second-step Transaction, page 8

25. Please explain your statement that "[i]n the event that the Second-Step Transaction is implemented . . . the shareholders who have not tendered the Shares beneficially held by them may have certain rights to dissent and receive the fair value of such Shares. It appears that Michigan allows for such dissenters` rights.

26. Please provide a brief summary of the procedures to be followed by security holders desiring to exercise dissenters` rights under Michigan law. At minimum, include disclosure regarding how a security holder would preserve the right to exercise dissenters` rights during the course of this tender offer and the preliminary steps required to exercise such rights in a resulting short-form merger. You should highlight potential actions or inactions that would result in a loss of dissenters` rights.

Position of the Board of Directors; Fairness of the Offer, page 8

27. Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule
13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor.
The discussion must include an analysis of the extent, if any, to which the filing person`s beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c),
(d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why may be important for a shareholder seeking to understand the filing persons` and board`s analysis of this transaction. Please expand to address these factors, including, but not limited to historical market prices, going concern value, and liquidation value.

Interests of Certain Person in the Offer, page 9

28. Please disclose the amount of interest and principal outstanding under the February 1999 loan to the Williamsons and the company`s current plans of collection.

29. We note that the board "is aware of . . . actual and potential conflicts of interest and has considered them along with the other matters described [under other sections]." Please identify the conflicts of interest that exist as between the Continuing Shareholders and actions related to the company. We note the identification of "control [of] all matters requiring approval of the Company`s shareholders, including the election of directors and approval of any Second-Step Transaction." Disclose the steps the board took to address such conflicts. Please identify any other area where the board considered there to be a conflict of interest and measures of precautions or steps implemented to address such conflicts.

30. If the company has net operating losses that will be available to reduce the federal and state income taxes for its continued operation, under the Continuing Shareholders, benefiting only affiliates who retain an interest in the company, prominently discuss here the plans of the Continuing Shareholders to continue the business and take advantage of such NOLs.

Certain Conditions of the Offer, page 25

31. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph of this section, the phrase "regardless of the circumstances" is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

32. In the same paragraph, you state that you may waive a condition in whole or in part at any time and from time to time in your sole discretion, and in the last sentence of the paragraph, that each such right shall be deemed an ongoing right that may be asserted any time and from time to time. As you know, all conditions must be satisfied or waived prior to expiration of an offer. Please amend your disclosure accordingly.

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* that filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* that filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

If you have any questions please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions























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